Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
American National Insurance Company:
We consent to the incorporation by reference in Registration Statement No. 001-34280 on Form 10-12B and Registration No. 133-160698 on Form S-8 of American National Insurance Company (the Company) of our reports dated March 5, 2012, with respect to the consolidated statements of financial position of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, the related financial statement schedules I — V, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.
/s/ KPMG LLP
Houston, Texas
March 5, 2012